UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 001-10960

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTCASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTCASH HOLDINGS, INC.
1600 West 7th Street
Fort Worth, Texas 76102

FIRSTCASH 401(k) PROFIT SHARING PLAN
INDEX

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule:
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
FirstCash 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the FirstCash 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2018.

Fort Worth, Texas
June 27, 2024

FIRSTCASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2023	2022
ASSETS:
Investments, at fair value:
Money market funds	$1,316,958	$5,817,710
Mutual funds	159,689,468	37,143,004
Common/collective trust funds	—	82,554,187
FirstCash Holdings, Inc. common stock	20,790,526	16,998,205
Total investments	181,796,952	142,513,106

Notes receivable from participants	8,717,583	7,695,368

Receivable from other plans	—	7,025,760

Other receivables	21,746	—

Total assets	190,536,281	157,234,234

LIABILITIES:
Other liabilities	7,980	47,221

Total liabilities	7,980	47,221

Net assets available for benefits	$190,528,301	$157,187,013

See accompanying notes to these financial statements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2023	2022
Additions (deductions) to net assets attributable to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$24,601,326	$(19,498,614)
Interest and dividends	3,858,204	1,372,144
Total investment income (loss)	28,459,530	(18,126,470)

Contributions:
Participant	13,961,357	10,989,976
Participant rollovers	204,033	132,243
Employer	4,855,963	3,518,460
Total contributions	19,021,353	14,640,679

Interest income on notes receivable from participants	467,388	328,877

Other	353,508	354,518

Total additions (deductions)	48,301,779	(2,802,396)

Deductions from net assets attributable to:
Benefits paid directly to participants	14,322,736	12,761,268
Loans paid off as part of a distribution	11,677	—
Investment management fees	256,880	258,963
Administrative fees	326,966	319,727
Custody fees	42,232	35,521
Total deductions	14,960,491	13,375,479

Increase (decrease) in net assets available for benefits before transfers	33,341,288	(16,177,875)

Transfers from other plans	—	7,251,652

Increase (decrease) in net assets available for benefits	33,341,288	(8,926,223)

Net assets available for benefits:
Beginning of year	157,187,013	166,113,236

End of year	$190,528,301	$157,187,013

See accompanying notes to these financial statements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

1.DESCRIPTION OF PLAN

The following brief description of the FirstCash 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of FirstCash Holdings, Inc. and its wholly-owned subsidiaries (the “Company” or the “Employer”) who have completed six months of service with the Company and have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee and custodian of the Plan is Fidelity Management Trust Company (the “Trustee”).

In a resolution dated September 29, 2023, the Company terminated Matrix Trust Company as the trustee and Rogers Wealth Group Inc. as recordkeeper of the Plan and appointed Fidelity Workplace Services LLC as the new recordkeeper and Fidelity Management Trust Company as the new trustee of the Plan, which became effective October 31, 2023.

Plan Merger
On December 17, 2021, the Company completed the acquisition of American First Finance. As a result of the acquisition, the American First Finance 401(k) Plan (“AFF Plan”) was merged into the Plan effective December 30, 2022. The AFF Plan had net assets of $7,251,652, of which $7,025,760 was received by the Plan on January 3, 2023.

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation as pre-tax or Roth after-tax contributions. However, each participant’s annual contribution shall not exceed the maximum amount allowed for deferral as set forth by the Internal Revenue Code (the “Code”), which was $22,500 for 2023 and $20,500 for 2022. In addition, participants over age 50 were allowed to contribute an additional $7,500 for 2023 and $6,500 for 2022. The amount of a participant’s annual compensation that may be taken into account for purposes of determining the Company’s matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the Code. Unless they elect otherwise, employees are automatically enrolled and contribute 5% of their compensation beginning six months after their date of hire. The Company contributes to the Plan a matching amount equal to 50% of the first 5% of the participant’s annual compensation contributed to the Plan. Participants are eligible to receive Company matching contributions after twelve months of service with the Company, subject to vesting requirements. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee’s compensation to the total compensation of all participating employees. No special discretionary contribution was made in 2023 or 2022.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under the Code pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the Company’s matching contribution to the Plan for the following year.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in Employer contributions is based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant’s date of hire. Participants become 25% vested in Employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. Participants of the AFF Plan, which merged into the Plan effective December 30, 2022, become 20% vested in Employer contributions after one year, and an additional 20% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested in Employer contributions upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contributions and special discretionary contributions, if applicable. The various participant allocations are based on a percentage of the participant’s elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

Investment Options
Upon enrollment into the Plan, a participant may direct their contributions to purchase the Company’s common stock or any of the investment options offered by the Trustee of the Plan. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death or disability) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. If a terminated participant’s vested balance is $5,000 or less, and the participant does not consent to a distribution of the vested account balance, the vested benefit is automatically rolled over to an IRA provider. If the participant’s vested balance exceeds $5,000, no distribution is made from the Plan without the participant’s consent. Hardship withdrawals and certain in-service withdrawals are permitted if the participant meets the eligibility requirements of the Plan.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans to participants are subject to the terms and conditions set forth in the Plan document and trust agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based on the prevailing interest rates, and remains constant for the term of the loan. Repayments of the loan balance, plus interest, are paid ratably through bi-weekly after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a primary residence, then over a reasonable period of time as determined by the Trustee, but not to exceed 20 years. A participant may have only one loan outstanding at any one time. Participant loans are collateralized by the funds in their respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company’s matching contributions forfeit the non-vested Employer contributions and related earnings. At December 31, 2023 and 2022, there were approximately $649,000 and $588,000, respectively, of forfeited non-vested amounts. Forfeitures of Company matching contributions may be used to reduce future Employer’s matching contributions to the Plan. In 2023 and 2022, Company matching contributions were reduced by approximately $588,000 and $654,000, respectively, from forfeited, non-vested amounts. Forfeitures of special discretionary Company contributions, if applicable, are reallocated among all remaining participants.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

Tax Status
Effective November 1, 2023, the Plan adopted a Pre-Approved Defined Contribution Plan, which has a favorable opinion letter from the Internal Revenue Service (“IRS”) dated June 30, 2020. This opinion letter states that the form of the prototype plan is acceptable under Section 401 of the Code. The Company may rely on this letter with respect to the qualification of the Plan under Code Section 401(a) with certain limitations. Previously, the Plan restated and adopted a Non-Standardized Pre-Approved Profit Sharing Plan with CODA effective January 1, 2022 that received a favorable opinion letter from the IRS dated June 30, 2020, stating the plan document is qualified under Section 401 of the Code.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America (“GAAP”) requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

2.    SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with GAAP.

Valuation of Investments
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares (“NAV”) held by the Plan at year-end. Common collective trust funds are valued using the NAV quoted on a private market; however, the unit price is based on underlying investments which are traded on an active market. Equity securities are valued at fair value using quoted market prices. Investments in money market funds are valued using $1 for the NAV as a practical expedient. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis. Interest income is recorded when earned and dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses on investments sold during the year and the unrealized appreciation (depreciation) on those investments held at the end of the year.

Notes Receivable from Participants
Loans to participants are reported at their principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with GAAP, as applied to defined contribution employee benefit plans, requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

3.    INVESTMENTS

According to GAAP, participant loans are to be classified on the statement of net assets available for benefits as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. According to the Department of Labor, participant loans are considered an investment, and are required to be included as supplemental information in the schedule of assets held for investment purposes at end of year. The reconciliation of the schedule of assets held for investment purposes to the financial statements is as follows:

	December 31,
	2023	2022
Investments per schedule of investments held for investment purposes at end of year	$190,514,535	$150,208,474
Less: notes receivable from participants	(8,717,583)	(7,695,368)
Investments per financial statements	$181,796,952	$142,513,106

4.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.    RELATED PARTIES AND PARTIES – IN – INTEREST

FirstCash Holdings, Inc. common stock and notes receivable from participants are considered parties-in-interest to the Plan. The investment in FirstCash Holdings, Inc. common stock was $20,790,526 and $16,998,205 at December 31, 2023 and 2022, respectively, and appreciated in value by $4,209,950 and $2,367,197 during 2023 and 2022, respectively. The balance of notes receivable from participants was $8,717,583 and $7,695,368 at December 31, 2023 and 2022, respectively, and interest income on notes receivable from participants was $467,388 and $328,877 during 2023 and 2022, respectively. The investment in FirstCash Holdings, Inc. common stock and notes receivable from participants are exempt from the prohibited transaction rules.

The Trustee of the Plan is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in common/collective trust funds, mutual funds and money market funds managed by the Trustee or its affiliates, and such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. The Plan paid certain expenses related to Plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.

6.    CONCENTRATION OF MARKET RISK

At both December 31, 2023 and 2022, approximately 11% of the Plan’s assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company, the market’s evaluation of such performance and overall market conditions. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant’s account balances and the amounts reported in the statements of assets available for benefits and the statements of changes in net assets available for benefits. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

7.    RECONCILIATION TO FORM 5500

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets available for benefits per the Form 5500 to the financial statements is as follows:

	December 31,
	2023	2022
Net assets available for benefits per Form 5500	$190,536,281	$157,209,622
Benefits to participants to be paid in 2023	—	20,739
Excess contributions refunded in 2023	—	(43,348)
Excess contributions to be refunded in 2024	(7,980)	—
Net assets available for benefits per financial statements	$190,528,301	$157,187,013

The reconciliation of changes in net assets available for benefits per the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2023	2022
Changes in net assets available for benefits per Form 5500	$33,326,659	$(16,206,957)
Benefits to participants paid/to be paid in 2023	(20,739)	20,739
Excess contributions refunded in 2022	—	51,691
Excess contributions refunded/to be refunded in 2023	43,348	(43,348)
Excess contributions to be refunded in 2024	(7,980)	—
Changes in net assets available for benefits before transfers per financial statements	$33,341,288	$(16,177,875)

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

8.    FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Plan’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1 – Quoted prices in active markets for identical investments.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Money Market Funds
These investments are public investment vehicles valued using $1 for the NAV, or its equivalent, as a practical expedient.

Mutual Funds
These investments are valued at the NAV of shares held by the Plan at year end based on quoted market prices and are classified within Level 1 of the fair value hierarchy.

Common/Collective Trust Funds
These investments are public investment vehicles valued using the NAV, or its equivalent, as a practical expedient, provided by the administrator of the fund. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since the common/collective trust funds are measured using the NAV per share practical expedient, these investments are not classified in the fair value hierarchy.

FirstCash Holdings, Inc. Common Stock
FirstCash Holdings, Inc. common stock is valued at the closing price reported on the Nasdaq Stock Market and is classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2023 or 2022, and there were no changes in the valuation methodologies between these periods.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023 AND 2022

The following tables present the fair value of investments, measured on a recurring basis, as of December 31, 2023 and 2022, respectively, by the fair value hierarchy described above. The Plan had no investments classified as Level 2 or 3 at December 31, 2023 or 2022.

	Total	Fair Value Measurements Using
	Investments	Level 1	Level 2	Level 3
Balance at December 31, 2023
Investments at fair value:
Mutual funds	$159,689,468	$159,689,468	$—	$—
FirstCash Holdings, Inc. common stock	20,790,526	20,790,526	—	—
Total	180,479,994

Investments measured at NAV (1):
Money market funds	1,316,958

Total Plan investments	$181,796,952

Balance at December 31, 2022
Investments at fair value:
Mutual funds	$37,143,004	$37,143,004	$—	$—
FirstCash Holdings, Inc. common stock	16,998,205	16,998,205	—	—
Total	54,141,209

Investments measured at NAV (1):
Money market funds	5,817,710
Common/collective trust funds (2)	82,554,187
Total	88,371,897

Total Plan investments	$142,513,106

(1)In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation to the amounts in the statement of net assets available for benefits.

(2)All of the common/collective trust funds are immediately redeemable and have no notice requirements.

SUPPLEMENTAL SCHEDULE

FIRSTCASH 401(K) PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 87-3920732	Plan Number: 001
DECEMBER 31, 2023

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL PAR OR MATURITY VALUE	COST	CURRENT VALUE
	Money Market Funds:
*	Fidelity	Government Cash Reserves	**	$1,316,958

	Mutual Funds:
	JP Morgan	U.S. Value Fund Class R6	**	269,850
	T. Rowe Price	Overseas Stock Fund I Class	**	66,671
	American Funds	American Balanced Fund Class R6	**	182,865
	John Hancock	Bond Fund Class R6	**	347,070
	JP Morgan	Large Cap Growth Fund Class R6	**	2,004,529
*	Fidelity	U.S. Bond Index Fund	**	203,202
*	Fidelity	500 Index Fund	**	5,488,534
*	Fidelity	Mid Cap Index Fund	**	534,365
*	Fidelity	Small Cap Index Fund	**	425,537
*	Fidelity	International Index Fund	**	825,953
*	Fidelity	Freedom Index Income Fund Institutional Premium Class	**	32,724
*	Fidelity	Freedom Index 2005 Fund Institutional Premium Class	**	17,695
*	Fidelity	Freedom Index 2010 Fund Institutional Premium Class	**	361,215
*	Fidelity	Freedom Index 2015 Fund Institutional Premium Class	**	2,204,650
*	Fidelity	Freedom Index 2020 Fund Institutional Premium Class	**	5,061,409
*	Fidelity	Freedom Index 2025 Fund Institutional Premium Class	**	14,351,568
*	Fidelity	Freedom Index 2030 Fund Institutional Premium Class	**	23,392,340
*	Fidelity	Freedom Index 2035 Fund Institutional Premium Class	**	22,349,715
*	Fidelity	Freedom Index 2040 Fund Institutional Premium Class	**	22,755,266
*	Fidelity	Freedom Index 2045 Fund Institutional Premium Class	**	18,602,903
*	Fidelity	Freedom Index 2050 Fund Institutional Premium Class	**	16,746,681
*	Fidelity	Freedom Index 2055 Fund Institutional Premium Class	**	9,929,533
*	Fidelity	Freedom Index 2060 Fund Institutional Premium Class	**	9,387,617
*	Fidelity	Freedom Index 2065 Fund Institutional Premium Class	**	4,147,576
				159,689,468

*	FirstCash Holdings, Inc.	Common Stock (191,803 shares)	**	20,790,526

*	Participant Loans	4.25% – 9.50% interest and varying maturities through 10/2/2042	—	8,717,583

	Total investments			$190,514,535

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.
S-1

REQUIRED INFORMATION

ITEM 1.	Not Applicable

ITEM 2.	Not Applicable

ITEM 3.	Not Applicable

ITEM 4.	Financial Statements and Exhibits

	(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

	(b)	Exhibits:

		23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2024	FIRSTCASH 401(k) PROFIT SHARING PLAN

	By:	/s/ Rick Wessel
Plan Administrator